October 31, 2008

Securities and Exchange Commission
Division of Corporation Finance
Attention: Larry Spirgel
MAIL STOP 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	CTC Media, Inc.
Form 10-K for the Year ended December 31, 2007
Filed February 29, 2008
File No. 000-52003

Ladies and Gentlemen:

On behalf of CTC Media, Inc. (the “Company”), we are responding to the comments contained in your letter dated October 22, 2008 (the “Comment Letter”) to Mr. Alexander Rodnyansky, the President and former Chief Executive Officer of the Company, relating to the Company’s definitive proxy statement on Schedule 14A filed with the Commission on April 1, 2008 (the “Proxy Statement”).

The responses contained below are based upon information provided to us by the Company.  The responses are keyed to the numbering of the comments in the Comment Letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 21

Compensation Components, page 22

1.             We note your response to comment two from our letter dated August 14, 2008 that you believe the disclosure of specified performance targets is not required based on standards of materiality because compensation paid in respect to the achievement of individual and company performance targets was not material relative to total compensation paid to the company’s named executive officers.  A determination of materiality in the context of executive compensation however should also take into account whether an item is material to the company’s executive compensation policies and decisions (i.e., whether the company used performance targets in setting compensation).  For guidance, please refer to Question 118.04 of the Division of Corporation Finance’s compliance and disclosure interpretations regarding Regulation S-K.  In future filings, please disclose the performance targets set for the achievement of bonus payments.

Response

In future filings, the Company will address the staff’s concern by disclosing in its Compensation Discussion and Analysis (“CD&A”) the performance targets set for the achievement of bonus payments made to the Company’s named executive officers for the fiscal year that is the subject of the CD&A.

If you have any questions or comments regarding this response letter, please contact the undersigned at the telephone number or email address indicated above.

Very truly yours,

/s/ Trisha Johnson

Trisha Johnson

cc:	Securities and Exchange Commission

Paul Fisher
John Zitko

CTC Media, Inc.

Anton Kudryashov, Chief Executive Officer
Alexander Rodnyansky, President
Boris Podolsky, Chief Financial Officer